NEWS RELEASE

EMX Royalty Announces Voting Results from its 2022 Annual General Meeting

Vancouver, British Columbia, June 30, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General Meeting of shareholders held on June 30, 2022, in Vancouver, British Columbia (the "Meeting"). The number of directors was set at 6 and all director nominees, as listed in the Management Information Circular dated May 19, 2022 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.  According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Brian E. Bayley	96.68%	3.32%
David M. Cole	99.25%	0.75%
Sunny Lowe	98.98%	1.02%
Henrik Lundin	99.31%	0.69%
Larry M. Okada	96.45%	3.55%
Michael D. Winn	99.26%	0.74%

Shareholders voted 99.11% in favour of setting the number of directors at six, 99.29% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, and 92.09% in favour of approving and ratifying the Company's Stock Option Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR profile on June 30, 2022.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.EMXroyalty.com	Page | 1